FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on May 11, 2007

EXHIBIT 1

STEALTHGAS INC. ANNOUNCES DATE FOR THE RELEASE OF FIRST QUARTER 2007 RESULTS, CONFERENCE CALL AND WEBCAST;

ANNOUNCES AGREEMENT TO ACQUIRE FOUR LPG CARRIERS;

RELEASES UPDATED FLEET TIME AND BAREBOAT CHARTER ARRANGEMENTS

Earnings Release:

Monday, May 21st, 2007, Before Market Opens

Conference Call and Web cast:

Tuesday, May 22nd, 2007, at 9:00 am EDT

ATHENS, GREECE, MAY 11, 2007 - STEALTHGAS INC. (NASDAQ: GASS) made several announcements today as follows.

Fleet Expansion:

STEALTHGAS INC. announced today that it has entered into agreements to acquire four second-hand LPG carriers for an aggregate purchase price of $38.2 million from non affiliated entities, expanding its fleet, upon delivery of all contracted vessels, to a total of 38 vessels with an aggregate carrying capacity of 164,434 cbm.

The “Sea Bird II” is a 1996 Japanese built, 3,518 cbm Fully Pressurized (“F.P.”) LPG carrier. Upon its expected delivery to STEALTHGAS in May 2007, it will be deployed under a 24-month bare boat charter to an international gas trader.

The “Gas Renovatio” is a 1997 Japanese built, 3,318 cbm Fully Pressurized (“F.P.”) LPG carrier with expected delivery to STEALTHGAS in May 2007.  Upon its delivery, the vessel will be deployed under a 7-month time charter until January 2008 to an international gas trader.

The “Gas Evoluzione” is a 1996 Japanese built, 3,517 cbm Fully Pressurized (“F.P.”) LPG Carrier. The vessel is expected to be delivered to STEALTHGAS in July 2007.

The “Chiltern” is a 1997 Japanese built, 3,312 cbm Fully Pressurized (“F.P.”) LPG Carrier with expected delivery to STEALTHGAS in June 2007. Upon its delivery, the vessel will be deployed under an 11-month bare boat charter until about May 2008 to an international LPG ship owning company.

The aggregate revenue per calendar month of the time and bare boat charters for three of the four vessels that STEALTHGAS has agreed to acquire is $400,250.

Time and Bareboat Charter Agreements:

STEALTHGAS INC. announced that it has entered into a new time charter arrangement for the “Gas Haralambos”, a new bare boat charter for the “Gas Monarch” and has extended the charters for three vessels, the “Gas Cathar”, the “Gas Emperor” and the “Birgit Kosan”, each to an international energy trader.

The “Gas Haralambos” is a newbuild 7,000 cbm Fully Pressurized (“F.P.) LPG carrier that is expected to be delivered to STEALTHGAS ex yard in October 2007. Upon delivery it will be deployed under a 24-month time charter to an international gas trader.

The “Gas Emperor” and the “Gas Cathar” have both extended their time charters for additional 12-month periods commencing in June and August 2007 respectively.

The “Birgit Kosan” has extended its bare boat charter for an additional 4 years, commencing in October 2007.

Upon the expiry of its current bare boat charter, the “Gas Monarch” will commence a 3-year bare boat charter in September – October 2007 to a state affiliated gas operator.

The aggregate time charter revenue per calendar month for the “Gas Haralambos”, “Gas Cathar” and “Gas Emperor” is $932,000. In addition, the aggregate revenue per calendar month for the two bare boat charters for the “Birgit Kosan” and the “Gas Monarch” is $290,000.

CEO Harry Vafias commented, “The acquisition of four more LPG carriers expands our fleet to 38 vessels and solidifies our market leadership position in the handysize LPG carrier segment, which includes vessels in the 3,000 to 8,000 cbm category, the area of our strategic focus. With 38 vessels we will command a market share of approximately 14% in this sector.

We have also fixed the Gas Haralambos for a 2 year time charter before her expected delivery in October 2007 and have announced new bare boat and time charters for four other vessels in our fleet. The conclusion of these charters enables our company to take advantage of the current improved rate environment and enhances the generation of strong and predictable cash flows for the longer term. ”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration
CURRENT FLEET
Gas Cathar (1)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-08
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch (2)	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07
Gas Nemesis (3)	5,016	F.P.	1995	Jun-06	Time Charter	June-07
Lyne (4)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor (5)	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07
Birgit Kosan (6)	5,012	F.P.	1995	Apr-05	Bareboat	Oct-07
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Jan-08
Sir Ivor (7)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Sincerity (8)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07
Gas Spirit (9)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-08
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	May-07
Gas Prophet (10)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (11)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-07
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-08
Gas Fortune	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07
Gas Eternity (12)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Jan-09
FLEET TOTAL	126,769 Cbm
29 VESSELS
Additional Vessels (with expected delivery date)
Gas Haralambos (13)	7,000	F.P.	Oct-07	Oct-07	Time Charter	Oct-09
Gas Kalogeros (14)	5,000	F.P.	Jul-07	Jul-07	Time Charter	May-08
Gas Icon (15)	5,000	F.P.	1994	Jul-07	Time Charter	Jul-08
Gas Sikousis (16)	3,500	F.P.	2006	Jul-07	Time Charter	May-09
Gas Sophie	3,500	F.P.	1995	Oct-07	-	-
Sea Bird II (17)	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	-	-
Gas Renovatio (18)	3,318	F.P.	1997	May-07	Time Charter	Jan-08
Chiltern (19)	3,312	F.P.	1997	Jun-07	Bareboat	May-08
FLEET TOTAL	164,434 cbm
38 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) Gas Cathar is employed under a time charter until August 2007. Thereafter, she will be employed on a further twelve months time charter.

•

(2) Gas Monarch is currently employed under a bareboat charter until June 2007. Thereafter, she will be employed under a new bare boat charter for three years with a state owned gas carrier.

•

(3) Gas Nemesis is currently employed under a time charter until June 2007. Thereafter she will be employed on a further twelve months time charter.

•

(4) Lyne is employed under a bareboat charter until May 2009. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year.

•

(5) Gas Emperor is currently employed under a time charter until June 2007 and thereafter, she will be employed on a further twelve months time charter.

•

(6) Birgit Kosan is currently employed under a bareboat charter until October 2007. Thereafter, she will be employed on a further four years bareboat charter.

•

(7) Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year.

•

(8) Gas Sincerity is currently employed under a time charter until July 2007 and thereafter she will be employed on a further twelve months time charter.

•

(9) Gas Spirit is currently employed under a time charter until June 2007 and thereafter she will be employed for a further twelve months time charter.

•

(10) Gas Prophet has for the three year duration of her bareboat charter been renamed the M.T. Ming Long.

•

(11) Gas Shanghai is currently employed under a time charter until September 2007. Thereafter she will be employed on a further twelve months time charter.

•

(12) Gas Eternity will, from the commencement of her three year bareboat charter in March 2007, be renamed the M.T Yu Tian 9.

•

(13) Gas Haralambos, upon delivery in October 2007 will be employed under a time charter for twenty four months with an oil major.

•

(14) Gas Kalogeros upon delivery in July 2007 will be employed under a time charter for ten months with an oil major.

•

(15) Gas Icon upon delivery in July 2007 will be employed under a time charter for twelve months with an oil major.

•

(16) Gas Sikousis upon delivery in July 2007 will be employed under a time charter for twenty-two months with an oil major.

•

(17) Sea Bird II upon delivery in May 2007 will be employed under a bareboat charter for twenty-four months with an international gas trader.

•

(18) Gas Renovatio upon delivery in May 2007 will be employed under a time charter for seven months with an international gas trader.

•

(19) Chiltern upon delivery in June 2007 will be employed under a bareboat charter for eleven months to an international LPG ship owning company.

First Quarter 2007 Results, Conference Call and Web cast Details:

In addition, STEALTHGAS INC. will release its results for the period ended March 31, 2007 on Monday, May 21, 2007 before the opening of the market in New York.

On Tuesday, May 22, 2007 at 9:00 A.M. EDT, the company’s management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "STEALTHGAS".

In case of any problems with the above numbers, please dial 1866 223 0615 (US Toll Free Dial In), 800 694 1503 (UK Toll Free Dial In) or +44 (0) 1452 584 513 (Standard International Dial In). Please quote "STEALTHGAS".

A telephonic replay of the conference call will be available until May 29, 2007 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 1452 550 000 (Standard International Dial In). Access Code: 2201616#

Slides and audio web cast:

There will also be a live -and then archived- web cast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live web cast should register on the website approximately 10 minutes prior to the start of the web cast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 29 LPG carriers with a total capacity of 126,769 cubic meters (cbm). In addition, the company has agreed to acquire two newbuilding LPG carriers expected to be delivered to STEALTHGAS INC. in July and October 2007 respectively. It has also entered into agreements to acquire seven additional second-hand LPG carriers with expected delivery between May and October 2007. Once these acquisitions are complete, STEALTHGAS INC’s fleet will be composed of 38 LPG carriers with a total capacity of 164,434 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  May 11, 2007                    By:            /s/ Andrew J. Simmons

                                             --------------------------

Andrew J. Simmons

                    Chief Financial Officer